FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Item 1.	REPORTING ISSUER

Cardiome Pharma Corp.
6190 Agronomy Road, 6th Floor
Vancouver, BC V6T 1Z3

Item 2.	DATE OF MATERIAL CHANGE

September 28, 2004

Item 3.	PRESS RELEASE

September 28, 2004 - Vancouver, British Columbia

Item 4.	SUMMARY OF MATERIAL CHANGE

Cardiome Pharma Corp announced that it has exercised its right to place US$4 million of equity at C$7.89 with Fujisawa Healthcare, Inc. The equity was placed at a 25% premium to the 30 calendar day average market price of $6.31.

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE

Cardiome Pharma Corp announced that it has exercised its right to place US$4 million of equity at C$7.89 with Fujisawa Healthcare, Inc. (“Fujisawa”). The equity was placed at a 25% premium to the 30 calendar day average market price of $6.31.

The equity placement right is defined in the October 2003 co-development agreement in which Cardiome licensed North American rights to the intravenous formulation of RSD1235 to Fujisawa Healthcare Inc. Cardiome retains worldwide rights to oral RSD1235 for the prevention of AF and all rights to the intravenous formulations outside of Canada, US and Mexico. Cardiome stands to receive an additional US$54 million in milestones from Fujisawa over the course of the agreement, based upon the achievement of certain clinical and commercial milestones.

Item 6.	RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Not Applicable.

Item 7.	OMITTED INFORMATION

Not Applicable.

Item 8.	SENIOR OFFICER

Name: Christina Yip
Title: Vice President, Finance and Administration
Phone No.: 604-677-6905

Item 9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 28th day of September, 2004.

CARDIOME PHARMA CORP.

Per:

Christina Yip, Vice President, Finance and Administration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.